Exhibit 99.3

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel  :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

March 29, 2022

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Results of voting through Postal Ballot (remote e-voting) pursuant to Regulation 44(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is in reference to our letter dated February 25, 2022 enclosing therein Notice of Postal Ballot seeking approval of Members of the Company, through remote e-voting for the following businesses:

1.	Special Resolution - Appointment of Dr. K P Krishnan (DIN: 01099097) as an Independent Director in terms of Section 149 of the Companies Act, 2013; and

2.	Special Resolution – Appointment of Ms. Penny Wan (DIN: 09479493) as an Independent Director in terms of Section 149 of the Companies Act, 2013.

We would like to inform that the special resolutions mentioned in the said Postal Ballot Notice have been passed by the Members of the Company with requisite majority on March 27, 2022.

In accordance with Regulation 44(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the summarized voting result of the remote e-voting, in the prescribed format, along with a copy of the Scrutinizer’s Report are enclosed herewith as ‘Annexure A’, for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/K Randhir Singh
K Randhir Singh
Company Secretary and Compliance Officer
FCS 6621

Encl: As above

CC:-  New York Stock Exchange Inc.(Stock Code: RDY)

 NSE IFSC Ltd. (Stock Code: DRREDDY)

 National Securities Depositary Limited (NSDL)

Annexure A

DR. REDDY'S LABORATORIES LIMITED
Date of Postal Ballot Notice	January 28, 2022
Voting Period	February 26, 2022 to March 27, 2022
Cut-off date	February 18, 2022
Total number of shareholders on cut-off date	261534

Resolution 1: Appointment of Dr. K P Krishnan (DIN: 01099097) as an Independent Director in terms of Section 149 of the Companies Act, 2013
Resolution required: (Ordinary / Special)				Special Resolution
Whether promoter/promoter group are interested in the agenda/resolution?				No
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting		44,461,128	100.00%	44,461,128	-	100.00%	0.00%
	Poll	44,461,128	-	-	-	-	-	-
	Total		44,461,128	100.00%	44,461,128	-	100.00%	0.00%
Public- Institutions	E-Voting		80,894,668	76.28%	79,785,472	1,109,196	98.63%	1.37%
	Poll	106,055,344	-	-	-	-	-	-
	Total		80,894,668	76.28%	79,785,472	1,109,196	98.63%	1.37%
Public- Non Institutions	E-Voting		302,554	1.90%	296,325	6,229	97.94%	2.06%
	Poll	15,906,989	-	-	-	-	-	-
	Total		302,554	1.90%	296,325	6,229	97.94%	2.06%
Total		166,423,461	125,658,350	75.51%	124,542,925	1,115,425	99.11%	0.89%

Resolution 2: Appointment of Ms. Penny Wan (DIN: 09479493) as an Independent Director in terms of Section 149 of the Companies Act, 2013
Resolution required: (Ordinary / Special)				Special Resolution
Whether promoter/promoter group are interested in the agenda/resolution?				No
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	44,461,128	44,461,128	100.00%	44,461,128	-	100.00%	0.00%
	Poll		-	-	-	-	-	-
	Total		44,461,128	100.00%	44,461,128	-	100.00%	0.00%
Public- Institutions	E-Voting	106,055,344	80,893,407	76.27%	80,355,001	538,406	99.33%	0.67%
	Poll		-	-	-	-	-	-
	Total		80,893,407	76.27%	80,355,001	538,406	99.33%	0.67%
Public- Non Institutions	E-Voting	15,906,989	302,371	1.90%	296,371	6,000	98.02%	1.98%
	Poll		-	-	-	-	-	-
	Total		302,371	1.90%	296,371	6,000	98.02%	1.98%
Total		166,423,461	125,656,906	75.50%	125,112,500	544,406	99.57%	0.43%

R & A Associates T 202, Technopolis, 1-10-74/B Above Ratnadeep Super Market Chikoti Gardens, Begumpet Hyderabad - 500016. India +9140-4003 2244-47 info@RnA-cs.com I www.RnA-cs.com

Date: 28th March, 2022

To

The Chairman

M/s. Dr. Reddy’s Laboratories Limited,

8-2-337, Road No.3, Banjara Hills

Hyderabad, Telangana - 500 034, India.

Dear Sir,

Sub: Scrutinizer’s Report on Postal Ballot by voting through remote e-voting.

Pursuant to the resolution passed by the Board of Directors of Dr. Reddy's Laboratories Limited (Company), I, Mr. G Raghu Babu, Partner, M/s. R & A Associates, practicing Company Secretary, Hyderabad (Membership No. F4448 and Certificate of Practice No. 2820) was appointed as “Scrutinizer” for conducting the postal ballot through the remote e-voting process in a fair and transparent manner pursuant to Sections 108, 110 and other applicable provisions, if any, of the Companies Act, 2013 (Act) read with the Companies (Management and Administration) Rules, 2014 (rules), various General circulars issued by the Ministry of Corporate Affairs including General Circular no’s 14/2020 dated April 8, 2020, No.17/2020 dated April 13, 2020, No.20/2021 dated December 8, 2021 (MCA circulars) and in accordance with the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirement), Regulations, 2015 (SEBI Listing Regulations) on the below resolutions contained in the notice of the postal ballot dated January 28, 2022.

1.	Special Resolution: To approve the appointment of Dr. K P Krishnan (DIN: 01099097) as an Independent Director in terms of Section 149 of the Companies Act, 2013; and
2.	Special Resolution: To approve the appointment of Ms. Penny Wan (DIN: 09479493) as an Independent Director in terms of Section 149 of the Companies Act, 2013.

The Management of the Company is responsible to ensure the compliance with the requirements of the Act, Rules, MCA circulars and SEBI Listing Regulations relating to postal ballot by voting through remote e-voting for the resolutions contained in the notice of the postal ballot dated January 28, 2022. My responsibility as a Scrutinizer is to ensure that postal ballot by voting through electronic means (remote e-voting) is carried out in a fair and transparent manner and to make a scrutinizer’s report thereon.

I submit my report as under:

1.	On February 25, 2022, the Company had sent emails, containing the Postal Ballot Notice including all the requisite information required to cast the vote through remote e-voting to those Members whose names appear on the Register of Members / List of Beneficial Owners as on February 18, 2022 (“cut-off date”) received from the Depositories and whose e-mail address is registered with the Company / Depositories. Physical copies of the Postal Ballot Notice, postal ballot forms and pre-paid business reply envelopes are not being sent to Members for this Postal Ballot due to exemption provided by MCA through its circulars.

2.	The Company issued Newspaper advertisement on February 18, 2022 & February 26, 2022 in order to facilitate those Members who had not yet registered their e-mail address so that they could receive the Notice of Postal ballot and also participate in the e-voting.
3.	The Company has engaged the services from National Securities Depository Limited (NSDL) who made necessary arrangements to facilitate e-voting to the Members of the Company on their website - www.evoting.nsdl.com.
4.	The e-voting period commenced on Saturday, February 26, 2022, (9:00 AM IST) and ended on Sunday, March 27, 2022 (5:00 PM IST). The e-voting event number (EVEN) (119370) and the period of e-voting was as set out in the notice.
5.	The manner of voting by:
(i)	Individual shareholders holding shares of the Company in demat mode,
(ii)	Shareholders other than individuals holding shares of the Company in demat mode,
(iii)	Shareholders holding shares of the Company in physical mode, and
(iv)	Shareholders who have not registered their e-mail address,
have been explained in the instructions given in the notice of the postal ballot.
6.	Members were required to convey their assent or dissent, through remote e-voting system, on e-voting platform provided by NSDL from 9:00 AM (IST) on Saturday, 26th February, 2022 to 5:00 PM (IST) on Sunday, 27th March, 2022.
7.	Members' demographic details, their voting rights and voting pattern were provided by NSDL.
8.	All postal ballot votes cast up to 5:00 PM (IST) on Sunday, 27th March, 2022 being the last date and time fixed by the Company for e-voting were considered for scrutiny. After the conclusion of the voting period, the votes cast were unblocked on Sunday, March 27, 2022 at 05:02 PM (IST) in the presence of two witnesses who were not employees of the Company and the e-voting results/list of members who have voted for and against were downloaded from the e-voting website of NSDL.

9.	Details of the Postal Ballot by voting through remote e-voting and the analysis of the result of the Special Resolution as contained in the said Notice and results of Postal Ballot is enclosed with this report as Annexure-1.
10.	VOTING RESULTS: After the scrutiny of the remote e-voting result, we report that the Special Resolutions no.1 and Special Resolution no.2 as contained in the Notice of Postal Ballot were passed with requisite majority.

The electronic data and all other relevant records relating to the remote e-voting are under my safe custody until the Chairman approves and signs the Minutes of the Meeting and thereafter will be handed over to the Company Secretary of the Company for safe preservation.

Thanking you

For R & A Associates

(G. Raghu Babu)
Place: Hyderabad	Partner
Date: March 28, 2022	FCS No.4448, CP No. 2820
UDIN: F004448C003209881

Dr. Reddy's laboratories Limited - Scrutinizer's Report on Postal Ballot

S. No	Description	Total No. of votes cast	Votes in favour of the resolution		Votes against the resolution		Invalid Votes		Remarks
			No's	%	No's	%	No's	%
1	Special Resolution - To approve the appointment of Dr. K P Krishnan (DIN: 01099097) as an Independent Director in terms of Section 149 of the Companies Act, 2013;	12,56,58,350.00	12,45,42,925.00	99.1	11,15,425.00	0.9	-	-	Special Resolution is passed with requisite majority.
2	Special Resolution - To approve the appointment of Ms. Penny Wan (DIN: 09479493) as an Independent Director in terms of Section 149 of the Companies Act, 2013.	12,56,56,906.00	12,51,12,500.00	99.6	5,44,406.00	0.4	-	-	Special Resolution is passed with requisite majority.